UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                        The Meridian Resource Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    58977Q109


                                 (CUSIP Number)

                                 August 28, 2003
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)



----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 6 Pages

CUSIP No. 58977Q109                    13G                     Page 2 of 6 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Millennium Partners, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                               (a) [ ]

                                                               (b) [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY
               --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             0
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             0%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58977Q109                    13G                     Page 3 of 6 Pages


Item 1.

(a) Name of Issuer

         The Meridian Resource Corporation, a Texas corporation (the "Company").

(b) Address of Issuer's Principal Executive Offices:

         1401 Enclave Parkway, Suite 300
         Houston, Texas 77077

Item 2(a).  Name of Person Filing:

         Millennium Partners, L.P.

Item 2(b).  Address of Principal Business Office:

         c/o Millennium Management, L.L.C.
         666 Fifth Avenue
         New York, New York 10103

Item 2(c).  Citizenship:

         Cayman Islands

Item 2(d)  Title of Class of Securities:

         Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e) CUSIP Number:

         58977Q109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 58977Q109                    13G                     Page 4 of 6 Pages


(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

             As of the date of this filing, the Reporting Person may be deemed the beneficial owner of no shares of Common Stock.

         (b) Percent of class:

             0% as of the date of this filing.

         (c) Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:

                    0

               (ii) Shared power to vote or to direct the vote

                    0

               (iii) Sole power to dispose or to direct the disposition of

                    0

               (iv) Shared power to dispose or to direct the disposition of

                    0

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Note: On, August 28, 2003, the Reporting Person may have been deemed the beneficial owner of 3,229,974 shares of Common Stock that were held outright by Riverview Group, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Reporting Person ("Riverview"), which constituted approximately 5.48% as of such date. (Based on the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, there were 50,204,101 shares of Common Stock issued and outstanding as of August 6, 2003. In addition,

CUSIP No. 58977Q109                    13G                     Page 5 of 6 Pages


as indicated in the Company's Current Report on Form 8-K filed on August 28, 2003, the Company completed an offering of 8,703,537 shares of Common Stock on August 27, 2003 and August 28, 2003.)

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         The 3,229,974 shares of Common Stock referred to in Item 5 above were held by Riverview.

Item 8. Identification and Classification of Members of the Group This statement is filed by:

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 58977Q109                    13G                     Page 6 of 6 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: October 2, 2003


                                           MILLENNIUM PARTNERS, L.P.


                                           By:  /s/ Robert Williams
                                                --------------------------------
                                                Name:  Robert Williams
                                                Title: Chief Financial Officer